United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING
OF VALE HELD ON APRIL 15, 2009.
On April 15, 2009, at 10:30 am, Messrs. Renato da Cruz Gomes (Chairman of the meeting), Jorge Luiz Pacheco, Sandro Kohler Marcondes e João Batista Cavaglieri, directors and Messrs.. Hidehiro Takahashi, Rita de Cássia Paz Andrade Robles and Wanderlei Viçoso, alternates, met, ordinarily, at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “3.2.1 PAYMENT OF FIRST TRANCHE OF VALE’S SHAREHOLDERS DIVIDEND - 2009 — In compliance with Vale Dividend Policy to the Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 22, 2009, the Board of Directors approved the payment of the first tranche of shareholder’s remuneration, from April 30, 2009 on, in the total amount of R$2,734,500,000.00, which represents the profits of the fiscal year ended December 31, 2008. The total approved amount will be paid as of dividends, equivalent to R$0.524586151 per outstanding common or preferred shares issued by Vale. All the holders, which on April 15, 2009, have shares issued by Vale and all the holders, of American Depositary Receipts issued by Vale on April 20, 2009, shall be entitled to receive such payment.”; “3.2.10 EXECUTIVE OFFICER RESIGNATION — The Board of Directors acknowledged the receipt of the dismissal request presented by Mr. Demian Fiocca to the position of Executive Officer responsible for Management and Sustainability.”; and “3.2.11 ATTRIBUTIONS TRANSFER — The Board of Directors further resolved to extinguish the position of the Executive Officer responsible for Management and Sustainability and as a consequence, restructure the attributions of the Executive Officer responsible for the Human Resources and Corporate Services, the Executive Officer responsible for Finance and Investor Relations and the Executive Officer responsible for Logistics, Engineering and Project Management, as follows: (i) the IT Department, the Governance Activities and the Communications Department activities are now subordinated to the Executive Officer responsible for the Human Resources and Corporate Services; (ii) the activities of Strategic Planning are now subordinated to the Executive Officer responsible for Finance and Investor Relations; (iii) the activities of the Governmental Relations Department, Environmental and Sustainable Development and Institutional and Sustainable Relations for the South and Central America are now subordinated to the Executive Officer responsible for Logistics, Engineering and Project Management, whose title is now referred to as Executive Officer responsible for Logistics, Project Management and Sustainability; (iv) the activities of the Institutional Relations with the

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
municipalities, the Communities Relations and Communications with Regional Areas are now managed by Mr. Silvio Vaz (who shall is also Chairman of Fundação Vale), directly overseen by the CEO. Therefore, the Executive Officers Board is now composed as follows: Mr. Roger Agnelli, CEO; Mrs. Carla Grasso, Executive Officer responsible for the Human Resources and Corporate Services; Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Logistics, Project Management and Sustainability; Mr. Fabio de Oliveira Barbosa, Executive Officer responsible for Finance and Investor Relations; Mr. José Carlos Martins, Executive Officer responsible for Ferrous Minerals; Mr. Tito Botelho Martins Junior, Executive Officer responsible for Non-ferrous Minerals.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, April 15, 2009.
Fábio Eduardo de Pieri Spina
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 15, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations